UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
IAC/InterActiveCorp Retirement Savings Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION
1.    Not applicable.
2.    Not applicable.
3.    Not applicable.
4.    The IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements and supplemental schedule of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.
EXHIBIT INDEX
23.1    Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

i

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2019		IAC/InterActiveCorp Retirement Savings Plan

	By:	/s/ MICHAEL H. SCHWERDTMAN
Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp

ii

IAC/InterActiveCorp Retirement Savings Plan

iii

Report of Independent Registered Public Accounting Firm

To the Plan participants and the Plan Administrator of the IAC/InterActiveCorp Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since 1998. New York, New York June 21, 2019

IAC/InterActiveCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Cash	$261,370	$1,093
Investments, at fair value	326,171,757	287,291,181
Receivables:
Notes receivable from participants	3,742,826	2,784,866
Participant contributions	—	687,602
Employer contributions	—	264,889
Total receivables	3,742,826	3,737,357
Net assets available for benefits	$330,175,953	$291,029,631
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018
Additions to net assets attributed to:
Contributions:
Participant	$35,698,712
Employer, net of forfeitures	12,054,868
Participant rollover	3,995,845
Total contributions	51,749,425
Investment (loss) income:
Net realized and unrealized depreciation in fair value of Plan investments	(26,553,118)
Dividend, interest and other income	7,407,728
Total investment loss, net	(19,145,390)
Net additions	32,604,035

Deductions from net assets attributed to:
Benefits paid to participants	34,148,271
Administrative expenses	641,692
Total deductions	34,789,963
Net decrease	(2,185,928)
Transfer from other Plan	41,332,250
Net assets available for benefits—beginning of year	291,029,631
Net assets available for benefits—end of year	$330,175,953
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements

Note 1—Description of the Plan
The following description of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (“IAC” or the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants can make pre-tax contributions, after-tax contributions and/or Roth 401(k) contributions (including an irrevocable In-Plan Roth rollover) ranging from 1% to 50%, in each case, of their compensation (as defined in the Plan document) through payroll deductions. Participant contributions are subject to annual limitations established by the Internal Revenue Service (“IRS”). For 2018, the IRS limited the annual tax-deferred contribution to $18,500 for each participant. The Plan allows participants age 50 or older to make additional tax-deferred catch up contributions (limited to $6,000 for each participant in 2018). Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan permits rollover contributions, including Roth rollovers, from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution. Participants can direct their contributions to any of the Plan’s investment options and may generally change their investment options on a daily basis. Employees who are 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan document).
All newly hired (and rehired) employees are automatically enrolled in the Plan, with pre-tax contributions of 6% of their compensation (as defined in the Plan document) through payroll deductions commencing approximately 90 days after the date of their first paycheck. These payroll deductions are directed into various T. Rowe Price Retirement Funds based on their expected year of retirement. Employees are notified of their automatic enrollment in advance and may elect to change their investment options, change their contribution percentage or not participate in the Plan prior to the first automatic deferral.
The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company’s Board of Directors (or a Committee thereof). For the year ended December 31, 2018, the Company made discretionary contributions of approximately $0.6 million to the Plan, which was fully funded from Plan forfeitures. These discretionary contributions were made subsequent to the Plan's year end to ensure that all participants received the maximum Company matching contribution. Company matching contributions and discretionary contributions are directed to Plan investment options based upon the respective participant’s investment election.
Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and the Company’s discretionary contribution, if any, as well as an allocation of Plan earnings (losses). Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined in the Plan document. Fees charged for participant loans and distributions are allocated directly to the relevant participant’s account. The benefit to which each participant is entitled is the vested portion of each such participant’s account.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Vesting
Participant contributions are fully vested at the time of contribution. Generally, 100% of Company matching contributions (plus earnings thereon) vest after two years of credited service. For participants in plans that were merged into the Plan, the Company matching contributions may vest over different periods. In these cases, participants should refer to the applicable Plan amendments for a complete description of vesting provisions.
Forfeitures
Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions and discretionary contributions, and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled approximately $0.6 million and $1.0 million at December 31, 2018 and 2017, respectively. The amount of forfeitures used to reduce the Company's matching contributions and discretionary contributions at December 31, 2018 totaled approximately $1.3 million and $0.6 million, respectively.
Notes Receivable from Participants
Generally, participants may borrow from their accounts a minimum of $1,000, up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the terms of the initial loan. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates at the time of the loan as determined by the recordkeeper. Principal and interest are paid ratably through regular payroll deductions. Upon a termination of employment, any outstanding loans are due and payable within 90 days following the termination date. At December 31, 2018 and 2017, interest rates on outstanding loans ranged from 4.25% to 6.50% and 4.25% to 5.50%, respectively, with maturity dates through September 29, 2033 and December 30, 2032, respectively.
Payment of Benefits
Upon retirement, a termination of employment, death, disability, financial hardship or the attainment of age 59 1/2, vested participant accounts generally become distributable in the form of a lump sum payment or substantially equal installments of cash as previously elected by the participant in accordance with applicable law and the Plan. Participant vested account balances of more than $5,000 may be left in the Plan as previously elected by the participant in accordance with applicable law and the Plan, provided, however, that related distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70 1/2. Vested participant account balances of less than $5,000 but more than $200 will be automatically rolled over into an individual retirement account unless the participant elects otherwise. Vested participant account balances of $200 or less will be automatically distributed in a lump sum. When participants reach the age of 59 1/2, they may elect to withdraw some or all of their vested account balance while still employed. In some cases, pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type.
Plan Termination
Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participant accounts would become 100% vested and the net assets would be distributed to participants.
Administrative Expenses
Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 2—Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to make estimates, judgments and assumptions that impact the reported amounts in the financial statements and the accompanying notes. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Plan investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 3—Fair Value Measurements" for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.
Benefit Payments
Benefit payments are recorded when paid.
Accounting Pronouncement not yet adopted by the Plan
ASU No. 2018-09, Codification Improvements
In July 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2018-09, Codification Improvements, which, among other things amends the fair value hierarchy disclosure and clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Codification ("ASC") 820, Fair Value Measurement. The provisions of ASU No. 2018-09 are effective for reporting periods beginning after December 15, 2019 and should be applied prospectively, with early adoption permitted. The Plan will adopt ASU No. 2018-09 effective January 1, 2020 and its adoption is not expected to have a significant impact on the Plan’s fair value disclosures and no impact to the financial statements.
Note 3—Fair Value Measurements
Plan management categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

•	Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

•
Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

•
Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities.

The shares of registered investment companies, and the investments in the IAC/InterActiveCorp common stock fund and the self-directed brokerage account (which invests primarily in common stocks, registered investment companies and cash equivalents), are valued at quoted market prices at year-end. The fair value of common collective trust funds is based on the NAV reported by the administrator of the respective common collective trust funds. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There are no restrictions on redemptions related to the common collective trust funds. There have been no changes in the valuation methodologies used at December 31, 2018 and 2017.
The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth, by level within the fair value hierarchy, Plan assets that are measured at fair value as of December 31, 2018 and 2017, with the exception of the common collective trust funds, which are measured at fair value using the NAV practical expedient.  Fair value information for the common collective trust funds is provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. There are no Plan assets that are measured on a recurring basis using Level 2 or 3 inputs.

	December 31, 2018
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Total Fair Value Measurements
Investments in registered investment companies	$135,783,229	$135,783,229
Investment in IAC/InterActiveCorp common stock fund	14,391,636	14,391,636
Investment in self-directed brokerage account	7,570,212	7,570,212
	$157,745,077	157,745,077
Investments in common collective trust funds, measured at net asset value		168,426,680
Total investments, at fair value		$326,171,757

	December 31, 2017
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Total Fair Value Measurements
Investments in registered investment companies	$130,218,411	$130,218,411
Investment in IAC/InterActiveCorp common stock fund	8,727,115	8,727,115
Investment in self-directed brokerage account	5,772,707	5,772,707
	$144,718,233	144,718,233
Investments in common collective trust funds, measured at net asset value		142,572,948
Total investments, at fair value		$287,291,181

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 4—Income Tax Status
The Plan received a determination letter from the IRS dated May 14, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the receipt of this determination letter. The Company ("Plan Administrator") believes that the Plan continues to qualify as tax exempt under the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no material uncertain tax positions taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5—Transfer From Other Plan
On September 29, 2017, IAC completed the combination of its HomeAdvisor business and Angie's List, Inc. ("Angie's List") under a new, publicly traded company, ANGI Homeservices Inc. Effective January 1, 2018, the Company, as permitted by the relevant Plan documents, merged the accounts of all participants in the Angie's List, Inc. 401(k) Profit Sharing Plan into the Plan. As a result of this transaction, $41.3 million of net assets available for benefits for the employees of Angie's List were transferred into the Plan on January 18, 2018.

Note 6—Related-Party Transactions
One of the investment options in the Plan is common stock of IAC, the sponsor of the Plan. This investment qualifies as a party-in-interest.
Note 7—Certain Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.
Note 8—Subsequent Event
In June 2019, the Company approved a change to its matching contribution to 100% of the first 10% of compensation, subject to IRS limits on the Company's matching contribution, that a participant contributes to the Plan.  This change is being phased in beginning July 1, 2019 and will be fully implemented by all IAC subsidiaries participating in the Plan no later than January 1, 2020. Company matching contributions will still be directed to the investment options of the Plan based upon the respective participant’s investment election.

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedule
EIN: 59-2712887 Plan Number: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
	Vanguard Institutional Index	Registered Investment Company		$37,334,561
	T. Rowe Price Retirement 2050 Trust Fund	Common Collective Trust Fund		33,954,305
	T. Rowe Price Retirement 2045 Trust Fund	Common Collective Trust Fund		28,832,982
	T. Rowe Price Retirement 2040 Trust Fund	Common Collective Trust Fund		28,455,087
	T. Rowe Price Retirement 2055 Trust Fund	Common Collective Trust Fund		21,324,843
	Fidelity Contra Fund	Registered Investment Company		20,841,347
	T. Rowe Price Retirement 2035 Trust Fund	Common Collective Trust Fund		16,769,834
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund		14,391,636
	Reliance Trust Company Stable Value Fund	Common Collective Trust Fund		11,372,121
	T. Rowe Price Retirement 2030 Trust Fund	Common Collective Trust Fund		10,242,544
	JP Morgan Equity Income R6 Fund	Registered Investment Company		10,112,565
	JP Morgan Mid Cap Value Institutional Fund	Registered Investment Company		8,866,914
	Personal Choice Retirement Account	Self-Directed Brokerage Account		7,570,157
	Hartford Small Cap Growth Y Fund	Registered Investment Company		6,835,439
	T. Rowe Price Retirement 2025 Trust Fund	Common Collective Trust Fund		6,713,413
	PIMCO Total Return Fund	Registered Investment Company		6,075,614
	Hartford Mid Cap Y Fund	Registered Investment Company		5,803,467
	Vanguard Extended Market Index Institutional Fund	Registered Investment Company		5,405,438
	Loomis Sayles Investment Grade Bond Y Fund	Registered Investment Company		5,280,068
	Oppenheimer International Growth Fund	Registered Investment Company		5,268,547
	Vanguard Tot International Stock Index Admiral Fund	Registered Investment Company		4,335,004
	Templeton Foreign R6 Fund	Registered Investment Company		4,262,425
	Goldman Sachs Small Cap Value Institutional Fund	Registered Investment Company		4,118,051
	Vanguard Total Bond Market Index Admiral Fund	Registered Investment Company		4,008,083
	T. Rowe Price Retirement 2060 Trust Fund	Common Collective Trust Fund		3,666,043
	T. Rowe Price Retirement 2020 Trust Fund	Common Collective Trust Fund		3,364,317
	T. Rowe Price International Discovery Fund	Registered Investment Company		2,920,353
	Oppenheimer Developing Markets Fund	Registered Investment Company		2,793,259
	T. Rowe Price Retirement Balanced Trust Fund	Common Collective Trust Fund		1,833,471
	Invesco Global Real Estate R5 Fund	Registered Investment Company		1,522,094
	T. Rowe Price Retirement 2005 Trust Fund	Common Collective Trust Fund		828,153
	T. Rowe Price Retirement 2015 Trust Fund	Common Collective Trust Fund		597,776
	T. Rowe Price Retirement 2010 Trust Fund	Common Collective Trust Fund		471,791
	Limited Partnership (1)	Limited Partnership		55
	Total Investments, at fair value			326,171,757
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%, with maturity dates through September 29, 2033		3,742,826
	Total			$329,914,583
____________________________________________

*	Party-in-interest to the Plan as defined by ERISA.

**	These investments are participant-directed and, therefore, cost information is not required.

(1)
The Limited Partnership investment has been broken out from the Personal Choice Retirement Account for purposes of this schedule. They are included together in the "Investment in self-directed brokerage account" balance in the fair value table in "Note 3—Fair Value Measurements."